Exhibit 2.2

Amendment No. 1 to Securities Purchase Agreement

This Amendment No. 1 (this “Amendment”) to that certain Securities Purchase Agreement, dated as of October 28, 2025 (the “Agreement”), is entered into as of January 29, 2026, by and among RG Beck AZ, Inc., an Arizona corporation (“Seller”), Safariland, LLC, a Delaware limited liability company (“Buyer”), and Cadre Holdings, Inc., a Delaware corporation (“Parent”). Capitalized terms used but not defined in this Amendment have the meanings set forth in the Agreement.

Recitals

WHEREAS, Seller, Buyer and Parent are parties to the Agreement pursuant to which Buyer agreed to purchase from Seller the Purchased Equity; and

WHEREAS, the Parties desire to amend the Agreement to modify the Cash Consideration and Equity Consideration components of the Purchase Price and update the Disclosure Schedule.

Now, Therefore, in consideration of the premises and the representations, warranties, covenants and agreements contained in this Amendment, the Parties hereto agree to amend the Agreement as follows:

1.             Amendment to Exhibit A. Exhibit A to the Agreement is hereby amended to remove and delete Item 4. The removed text is shown below as ~~struck through~~:

“~~4. Inventory shall not include any amounts related to freight-in costs or any variances between standard and actual costs in the event they will increase the Inventory balance included in the Current Assets.~~”

2.             Amendment to Section 1.2. Section 1.2 of the Agreement is hereby amended and restated in its entirety as follows:

“1.2         Purchase Price. Subject to the adjustment set forth in Section 2.3 and Section 2.7, the aggregate consideration to be paid by Buyer for the Purchased Equity shall be an amount equal to (collectively, the “Purchase Price”) (i) (A) One Hundred Twenty Million ($120,000,000.00) Dollars in cash (the “Cash Consideration”), and (B) Twenty-Five Million ($25,000,000.00) Dollars in the form of Parent Common Stock (the “Equity Consideration”) and RSUs, and, as applicable, Parent Common Stock as more fully described in Section 2.4, minus (ii) the aggregate amount of Closing Indebtedness, plus (iii) the aggregate amount of Closing Cash, plus (iv) the amount, if any, by which Closing Net Working Capital exceeds the Target Net Working Capital, minus (v) the amount, if any, by which Closing Net Working Capital is less than the Target Net Working Capital, minus (vi) the Transaction Expenses. For the avoidance of doubt, (x) the adjustment procedures set forth in Section 2.3 shall apply solely to the Cash Consideration component of the Purchase Price, and (y) any contingent Earn-Out Consideration (as defined in Section 2.7(a)) shall be not included in, and is in addition to in all respects, the Purchase Price as more particularly set forth in Section 2.7. The Purchase Price shall be paid as provided in Section 2.2, Section 2.3, and Section 2.4.”

3.             Amendment to Section 2.4(a). The second sentence of Section 2.4(a) of the Agreement is hereby amended and restated in its entirety as follows:

“The number of shares of Parent Common Stock constituting the Equity Consideration shall be determined by dividing Twenty-Four Million Dollars ($24,000,000.00) by the average of the daily volume-weighted average sales price per share of Parent Common Stock on the New York Stock Exchange, as such daily volume-weighted average sales price per share is reported by Bloomberg L.P., calculated to four decimal places and determined without regard to after-hours trading or any other trading outside the regular trading session trading hours, for each of the twenty (20) consecutive trading days ending on and including the second (2nd) trading day prior to the Closing Date.”

4.              Amendment to Article 6. Article 6 is hereby amended to add the following new Section 6.21 to the Agreement, as follows:

“Section 6.21. Affiliate Contract Receipts.

(a) Definitions. For purposes of this Section 6.21:

(i)	“Non-Transferred Contract” means any Contract listed on Section 3.7 of the Disclosure Schedule which, as of immediately following the Closing, has not been assigned to a Company Group Member.

(ii)	“Non-Transferred Contract Receipts” means all amounts (including any rebates, credits, refunds, incentive payments and other consideration), received by Seller or any of its Affiliates (other than any Company Group Member) under or in respect of any Non-Transferred Contract, and which remains in the possession, custody or control of Seller or any of its Affiliates (other than any Company Group Member).

(b) Remittance of Receipts.

(i) From and after the Closing, Seller shall, and shall cause its applicable Affiliates (other than any Company Group Member) to, hold all Non-Transferred Contract Receipts in trust for the benefit of Buyer (or such Company Group Member as Buyer designates in writing) and not as property of Seller. Seller shall, and shall cause each such Affiliate to: (A) deposit all such Non-Transferred Contract Receipts within a commercially reasonable time after receipt into one or more deposit accounts maintained at a U.S. commercial bank and maintain internal records sufficient to identify and track all Non-Transferred Contract Receipts received and held from and after the Closing; and (B) hold and administer such Non-Transferred Contract Receipts in such account(s) in trust solely for the benefit of Buyer (or such designee) and not use or withdraw such amounts except to remit them to Buyer (or such designee). Seller shall not, and shall cause each such Affiliate not to, grant any Lien on, pledge, hypothecate, or otherwise encumber any Non-Transferred Contract Receipts.

(ii) Seller shall, and shall cause its applicable Affiliates to, remit (or cause to be remitted) in immediately available funds such Non-Transferred Contract Receipts to Buyer (or such designee) promptly, and in any event within ten (10) Business Days after receipt thereof.

(iii) Neither Seller nor any such Affiliate shall offset, net, recoup or withhold any Non-Transferred Contract Receipts, except as required by applicable Law.

(iv) Seller shall not, and shall cause each such Affiliate not to, use any Non-Transferred Contract Receipts for any purpose other than holding and remitting such amounts in accordance with this Section 6.21.

(c) Records; Verification. Seller shall, and shall cause its applicable Affiliates (other than any Company Group Member) to, maintain reasonably detailed books and records of all Non-Transferred Contract Receipts and, upon Buyer’s reasonable written request, provide reasonable supporting documentation and reasonable access to knowledgeable personnel to permit Buyer to verify the calculation and remittance of such Non-Transferred Contract Receipts.

(d) Direction to Pay; Cooperation. Promptly following the Closing, Seller shall, and shall cause its applicable Affiliates to, (i) provide Buyer with information reasonably necessary to seek direct payment from the applicable counterparty and (ii) upon Buyer’s request, cooperate in good faith to instruct each counterparty under a Non-Transferred Contract to remit all post-Closing amounts directly to Buyer (or such Company Group Member as Buyer designates), including by executing and delivering customary direction-to-pay notices and acknowledgements. Seller shall notify Buyer in writing within five (5) Business Days after Seller or any Affiliate receives any notice, claim, dispute, audit, offset assertion, or other communication relating to any Non-Transferred Contract or any Non-Transferred Contract Receipt.

(e) Term. The obligations in this Section 6.21 shall remain in effect with respect to each Non-Transferred Contract until the earliest to occur of (i) the effective date of the assignment or novation of such Non-Transferred Contract to Buyer or a Company Group Member, and (ii) the expiration or termination of such Non-Transferred Contract; provided that Seller’s obligations with respect to any Non-Transferred Contract Receipts received (or required to have been received) prior to such date shall survive until fully performed, including remittance and delivery of all related records.

(f) Equitable Relief. Seller acknowledges and agrees that in the event of an actual or threatened breach by Seller or its Affiliates of any of the provisions contained in this Section 6.21, Buyer will have no adequate remedy at Law. Seller accordingly agrees that in the event of any actual or threatened breach by Seller or its Affiliates of any of the provisions contained in this Section 6.21, Buyer will be entitled to seek injunctive and other equitable relief, and Seller further agrees to waive any requirement for the posting of any bond or other security in connection with such remedy. Such remedy will not be deemed to be the exclusive remedy for breach of the provisions contained in this Section 6.21 but will be in addition to all other remedies available at law or in equity to Buyer. Nothing contained herein will be construed as prohibiting Buyer from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of any Damages that it is able to prove. For the avoidance of doubt, this paragraph shall control over any contrary interpretation of Section 9.9 (Severability) with respect to the enforceability of this Section 6.21.”

5.             Amendment to Section 7.1(j). Section 7.1(j) of the Agreement is hereby amended and restated in its entirety as follows:

Buyer or one of its designees shall consummate immediately following the Closing, the acquisition of the real property located at 9330 N 91st Avenue, Peoria, AZ 85345 (the “Arizona Real Property”), which is owned by an Affiliate of Seller (and not any Company Group Member), pursuant to a definitive purchase and sale agreement entered into among the parties thereto.

6.            Amendment to Disclosure Schedules. Section 2.4 and Section 2.5 of the Disclosure Schedules of the Agreement are hereby amended and restated in their entirety and replaced with Exhibit A and Exhibit B, respectively, attached hereto.

7.             Representations and Warranties. Each Party represents and warrants to the other that (i) it has all requisite corporate and/or company power and authority to enter into this Amendment and to perform its obligations hereunder; (ii) this Amendment has been duly authorized by it and constitutes a legally valid and binding obligation, enforceable against it in accordance with the terms of this Amendment, subject to the effect of any applicable Law of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights and relief of debtors generally; and (iii) the execution, delivery and performance of this Amendment does not conflict with any Law applicable to it, violate its Governing Documents, or result in any breach or default under, require the consent under, or give to others any rights of termination or acceleration of any right or obligation of it.

8.             Agreement in Full Force and Effect. Except as amended hereby, the Agreement is hereby ratified, approved and confirmed, and remains in full force and effect.

9.             Reference to and Effect on the Agreement. This Amendment to the Agreement shall be effective as of the date of this Amendment, and all references to the Agreement shall, from and after such time, be deemed to be references to the Agreement as amended hereby.

10.            Counterparts. This Amendment may be executed in any number of counterparts, each of which will be deemed to be an original copy of this Amendment and all of which, when taken together, will be deemed to constitute one and the same agreement. This Amendment to the extent signed and delivered by facsimile, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic transmission, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any Party hereto, each other Party hereto or thereto shall re-execute original forms thereof and deliver them to all other Parties.

11.            Governing Law. This Amendment and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Amendment or the negotiation, execution or performance of this Amendment (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Amendment), shall be governed by and construed in accordance with the internal Laws of the State of Delaware, without giving effect to the conflict of laws principles thereof that might require the application of the laws of another jurisdiction.

12.            Jurisdiction; Consent to Service of Process. All claims, Actions and Proceedings (whether in contract or tort) based upon, arising out of or relating to this Amendment or the negotiation, execution or performance of this Amendment (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Amendment) shall be heard and determined in any state or federal court sitting in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and the Parties hereby irrevocably submit to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts therefrom) in any such Action or Proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such Action or Proceeding, and any Judgment of such courts may be enforced in any other jurisdictions by suit on the Judgment or by any other manner provided by law. The consents to jurisdiction set forth in this Section 8 shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 8 and shall not be deemed to confer rights on any Person other than the Parties. The Parties agree that a final Judgment in any such Action or Proceeding shall be conclusive and may be enforced in any other jurisdiction by suit on the Judgment or in any other manner provided by applicable Law.

13.            Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AMENDMENT WHETHER ARISING IN CONTRACT OR IN TORT OR OTHERWISE. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AMENDMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.

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In Witness Whereof, the Parties have executed this Amendment as of the date first above written.

Seller:	RG BECK AZ, INC.

	By:	/s/ Jason Beck
Name: Jason Beck
Title: President

BUYER:	SAFARILAND, LLC

	By:	/s/ Blaine Browers
Name: Blaine Browers
Title: Chief Financial Officer

PARENT:	CADRE HOLDINGS, INC

	By:	/s/ Gray Hudkins
Name: Gray Hudkins
Title: Executive Vice President

Signature Page to Amendment No. 1 to Securities Purchase Agreement